Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2006		2005(1)		2004(1)		2003(1)		2002(1)
	(Dollars in thousands)
Income before income taxes	$762,085		$402,880		$399,378		$336,213		$203,546
Fixed charges	98,045		66,434		49,246		40,972		44,349

Total earnings	$860,130		$469,314		$448,624		$377,185		$247,895

Interest charged to expense	$63,141		$39,315		$23,172		$17,367		$17,252
One-third of rent expense	34,904		27,119		26,074		23,605		27,097

Total fixed charges	$98,045		$66,434		$49,246		$40,972		$44,349

Ratio of earnings to fixed charges (2)(3)	8.8	x	7.1	x	9.1	x	9.2	x	5.6	x

Notes

(1)	We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R on January 1, 2006. We have adjusted prior period amounts to reflect the effect of expensing stock awards under the modified retrospective application method of SFAS 123R.
(2)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(3)	There are no shares of preferred stock outstanding.